Exhibit 1.2

NON-COMPETE, NON-SOLICITATION

AND NON-DISCLOSURE AGREEMENT

THIS NON-COMPETE, NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT (this “Agreement”), dated as of May 2, 2006 (the “Effective Date”), is made and entered into by and between Upstate Group, L.L.C., a Delaware limited liability company (“Purchaser”), and Rick L. Ryan, PhD, an individual resident of the State of Missouri (“Covenantor”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Stock Purchase Agreement (as defined below).

Recitals

WHEREAS, Covenantor is an employee and officer of Linco Research, Inc., a Missouri corporation (“LRI”);

WHEREAS, the Ronald L Gingerich Revocable Living Trust Dated May 23, 1995, a revocable living trust created pursuant to the laws of Missouri ( “Shareholder”), is the owner of record of all of the outstanding equity of each of LRI and LINCO Diagnostic Services, Inc., a Missouri corporation (“LDS” and together with LRI, the “Companies”);

WHEREAS, the Companies offer products and services for sale to customers worldwide;

WHEREAS, Purchaser and Shareholder have entered into a Stock Purchase Agreement, dated March 23, 2006 (the “Stock Purchase Agreement”), pursuant to which Purchaser will acquire all of the issued and outstanding shares of common stock of the Companies (the “Acquisition”);

WHEREAS, pursuant to that certain Employment Agreement dated September 1, 2001 between LRI and Covenantor, as amended (the “Prior Employment Agreement”), Covenantor is entitled to a benefit defined therein as “Company Value Deferred Compensation” (“CVDC”), which is payable in equal monthly installments of principal and interest over a seven-year period in all cases except in the event of a change in control of LRI, in which case all CVDC earned by Covenantor becomes fully vested and payable on or prior to the date of the change in control of LRI;

WHEREAS, pursuant to the terms of the Prior Employment Agreement, upon consummation of the transactions contemplated in the Stock Purchase Agreement Covenantor is entitled to receive all CVDC owed to him on or prior to the Closing Date (the “Change-in-Control Payments”);

WHEREAS, Covenantor will be paid all Change-in-Control Payments on or prior to the Closing Date;

WHEREAS, Covenantor has executed a new employment agreement letter dated March 23, 2006, which shall become effective upon the Closing, pursuant to which Covenantor has agreed to continue to serve as president of LRI commencing on the Closing Date (the “Continued Employment”);

WHEREAS, in connection with and as a result of the Acquisition, Purchaser is acquiring, among other things, all of the goodwill and all of the confidential, proprietary and trade secret information of the Companies, including all such goodwill and information related to LRI that Covenantor may have and/or possess; and

WHEREAS, in order to protect the value of that which Purchaser is purchasing in the Acquisition, Purchaser is requiring, as a condition precedent to the Acquisition, that Covenantor agree, and Covenantor has agreed, to the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the foregoing, Covenantor’s receipt of the Change-in-Control Payments at the Closing, the Continued Employment of Covenantor, and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties agree as follows:

Section 1.                                          Certain Definitions.

1.1                                 “Business” means the (i) supplying antibodies, reagents and kits for diagnostics; (ii)  supplying antibodies, reagents and kits for non-clinical research; (iii) providing research assay services, using radioimmunoassay (RIA), ELISA and multiplexing platform technologies; and (iv) providing regulatory compliant bioanalytical and contract services in the fields of protein assays, biomarker identification, method validation and assay development for the Pharmaceutical and Biotech industries, using radioimmunoassay (RIA), ELISA and multiplexing platform technologies.

1.2                                 “Confidential Information” means any confidential, proprietary or trade secret information of the Companies, including, without limitation, any such information which concerns or relates to the Companies’ secrets, customer lists and credit records, employee data, sales representatives and their territories, mailing lists, consultant arrangements, pricing policies, operational methods, marketing plans or strategies, formulas, ingredients, product development and techniques or plans, research and development programs and plans, business acquisition plans, new personnel acquisition plans, designs and design projects, and any other Company Intellectual Property (as defined in the Stock Purchase Agreement).

1.3                                 “Restrictive Period” means (i) with respect to clause (i) of the definition of “Business” set forth in Section 1.1 for purposes of Sections 2.1 and 2.2 of this Agreement, the period commencing on the Effective Date and ending on the second anniversary of the Effective Date and (ii) for all other purposes pursuant to, and with respect to all other sections and clauses of, this Agreement, the period commencing on the Effective Date and ending on the fourth anniversary of the Effective Date.

1.4                                 “Territory” means the world.

Section 2.                                          Restrictive Covenants.

2.1                                 Non-Competition. Notwithstanding anything contained herein to the contrary, Covenantor agrees that he will not, directly or indirectly (whether on Covenantor’s own behalf or as an owner, stockholder, partner, joint venturer, investor, member, officer, director, agent, independent contractor, associate, executive, consultant, licensor or lessor) compete with, assist in or provide financial resources to any activity or entity which competes with the Business during the Restrictive Period anywhere in the Territory; provided, however, that the foregoing shall not prohibit Covenantor from owning 2% or less of the outstanding equity securities of a publicly traded entity.

2.2                                 Customer and Similar Restrictions. Covenantor agrees that, during the Restrictive Period, he will not, directly or indirectly (whether on Covenantor’s own behalf or as an owner, stockholder, partner, joint venturer, investor, member, officer, director, agent, independent contractor, associate, executive, consultant or licensor) (a) solicit, divert, take away, or attempt to solicit, divert or take away, any customer, client, supplier, or distributor of either of the Companies or any of their subsidiaries and affiliates for the purpose of competing with the Companies (or their subsidiaries and/or affiliates) in the Business, or (b) provide any competing goods or services to any customer, client, supplier or distributor of either of the Companies.

2.3                                 Employee Restrictions. Covenantor agrees that, during the Restrictive Period, he will not, directly or indirectly (whether on Covenantor’s own behalf or as an owner, stockholder, partner, joint venturer, investor, member, officer, director, agent, independent contractor, associate, executive, consultant or licensor) hire or solicit or encourage to leave employment or other service of either of the Companies or any of their subsidiaries or affiliates, any employee or independent contractor of either of the Companies or any of their subsidiaries or affiliates.

2.4                                 Non-Disclosure. Covenantor agrees to hold in strict confidence, during the Restrictive Period, all Confidential Information; not to disclose or release any such Confidential Information and not to permit it to be disclosed by Covenantor’s agents, associates or employees, to any person, corporation, institution or other entity; and not to use, or permit the use of, any Confidential Information, without first obtaining the express written permission of Purchaser to do so. In the event that Covenantor is requested or required (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any of the Confidential Information, Covenantor will provide Purchaser and the Companies with prompt prior written notice of such request or requirement so that Purchaser (or its designee) may seek a protective order or other appropriate remedy and/or consent in writing to such disclosure. In the event that such protective order or other remedy is not obtained and Purchaser has not consented in writing to such disclosure, and Covenantor is nonetheless, in the reasonable written opinion of his counsel, compelled to disclose the Confidential Information to any tribunal or else stand liable for contempt, Covenantor may furnish only that portion of the Confidential Information that Covenantor is advised by written opinion of counsel is legally required. Covenantor will not be liable for the disclosure to such tribunal unless such disclosure was caused or resulted from a previous disclosure or use of such Confidential Information by Covenantor in a manner prohibited hereunder.

2.5                                 Reasonable Restrictions; Legal and Equitable Remedies. Covenantor hereby acknowledges the broad scope of the covenants contained in this Section 2, but acknowledges and agrees that the restrictions contained therein are reasonable and enforceable in view of, among other things, (i) the fact that Purchaser would not have agreed to consummate the transactions contemplated in the Stock Purchase Agreement such that Covenantor would not have received the Change-in-Control Payments at the Closing without Covenantor’s agreement to be bound by the restrictions set forth in this Agreement; (ii) the narrow range of activities restricted hereunder, (iii) the national and international markets in which the Companies operate and in which the products and services of the Companies are or may be sold, (iv) the level of confidential, proprietary and trade secret information of the Companies to which Covenantor has had access, (v) the fact that a business which competes with the Companies in the Business could greatly benefit if it were to obtain the Confidential Information, and (vi) the goodwill that the Companies enjoy with respect to the Business, the sale of the goodwill to Purchaser as part of the Acquisition, and the fact that the value of that which Purchaser is acquiring by virtue of the Acquisition would be seriously undermined if Covenantor were permitted to divert such goodwill away from Purchaser. In addition, Covenantor agrees that in the event of any breach of this Agreement by Covenantor, the harm to Purchaser and the Companies will be irreparable and no remedy at law would be adequate and, therefore, injunctive relief with respect to any such breach will be appropriate. In the event that a court of competent jurisdiction determines, in connection with any claims brought by or on behalf of Purchaser or the Companies, that any of the covenants or other provisions in this Section 2 are unenforceable as written (with respect to duration, territory, scope of activities or otherwise), the parties hereto intend that such restrictions be modified so as to be enforceable to the fullest extent permitted by applicable law.

Section 3.                                          Miscellaneous.

3.1                                 Assignment. This Agreement is assignable in whole or in part to any subsidiaries or affiliates of Purchaser or to any successor to Purchaser or the Companies, whether by merger, consolidation, sale of stock, sale of assets or otherwise.

3.2                                 Applicable Law / Modification. This Agreement will be governed by and construed and enforced in accordance with the internal laws of the State of Missouri without reference to its choice of law rules. Except as provided in Section 2.5 hereof, this Agreement may not be amended, modified or supplemented except by written agreement of Covenantor and an officer of Purchaser.

3.3                                 Enforceability. If any provision or clause of this Agreement shall be declared or held illegal, invalid, void or unenforceable as written by any court or other tribunal of competent jurisdiction, the parties intend that such court or other tribunal shall modify such provision to make it enforceable to the maximum extent permitted under applicable law.

3.4                                 Integration. This Agreement does not affect the enforceability of the Stock Purchase Agreement or the other agreements contemplated thereby.

3.5                                 Consent to Jurisdiction, Etc. Each Party hereby irrevocably agrees that any legal dispute pertaining to this Agreement (and/or the terms and conditions contained herein) shall be brought only to the exclusive jurisdiction of the courts of the State of Missouri or the federal courts located in the State of Missouri, and each party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

COVENANTOR:

/s/ Rick L. Ryan
Rick L. Ryan, PhD

PURCHASER:

UPSTATE GROUP, L.L.C.

By:	/s/ Philip A. Theodore
Name: Philip A. Theodore
Title: Vice President